UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

On March 1, 2016, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto as Exhibit A) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, announcing an agreement between Sociedad Comercial de Tiendas S.A., a subsidiary of Cencosud, and Parque Arauco S.A., whereby Parque Arauco S.A. will purchase shares of Inmobiliaria Mall Viña del Mar S.A. owned by Sociedad Comercial de Tiendas S.A.

This report contains forward-looking statements.  The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others:  (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect.  The registrant’s actual results could be materially different from its expectations.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above.  Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made.  The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: March 3, 2016

Exhibit A
[English Translation]

NOTICE OF ESSENTIAL EVENT

CENCOSUD S.A.
 Securities Registry Inscription No. 743

     Santiago, March 1, 2016

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Present

Re: Communication of Essential Event

Dear Sirs:

Cencosud S.A., a public company registered in the Securities Registry of this Superintendency under No. 743 (hereinafter “Cencosud” or the “Company”), in compliance with the provisions of Article 9 and the second subparagraph of Article 10, both of Law No. 18,045, and Section II of General Rule No. 30 of this Superintendency, by means of this letter, communicates the following essential event:

On March 1, 2016, Socieded Comercial de Tiendas S.A., a subsidiary of Cencosud S.A. reached an agreement with Parque Arauco S.A. (“Parque Arauco”), to sell to the latter shares Sociedad Comercial de Tiendas S.A. owns in Inmobiliaria Mall Viña del Mar S.A. (the “Corporation”), that correspond to a third of the shares issued by Inmobiliaria, for a total value of UF 4,275,000.

Parque Arauco, Sociedad Comercial de Tiendas S.A. and Central Store S.A., as successor to Comercial ECCSA S.A. (“Ripley”) are equal part shareholders in the Corporation, which is the owner of the Marina Arauco Mall and Boulevard Marina Arauco shopping centers in the city of Viña del Mar in Chile, and of the Curico Mall shopping center in the same city.

Without prejudice to the agreement, by reason of an agreement with existing shareholders, Ripley may exercise, in whole or in part, an option to purchase up to 50% of the shares held by Sociedad Comercial de Tiendas S.A. in the Corporation on the same terms agreed upon with Parque Arauco, and by which the latter will acquire all Corporation shares owned by Sociedad Comercial de Tiendas S.A. that are not acquired by Ripley in the exercise of its preferential right.

Thus, if the purchase by Parque Arauco is for all the shares owned by Sociedad Comercial de Tiendas S.A., the total price will be UF 4,275,000, payable in cash. If the purchase by Parque Arauco is for a lower percentage, the price will decrease proportionately for Parque Arauco and Ripley would have to acquire the shares of the Corporation up to the amount it has exercised under its option, and would have to pay Cencosud the equivalent value.

In any case, Cencosud will sell the totality of its shares in the Corporation and will thus receive the amount of UF 4,275,000.

Yours faithfully,

Carlos Mechetti
General Counsel
Cencosud S.A.

cc:   Bolsa de Comercio de Santiago
Bolsa de Valores de Valparaíso
Bolsa Electrónica de Chile
       Representative of the Bondholder